UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

CREDIT ACCEPTANCE CORPORATION
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

July 1, 2008
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 893,966
	6	SHARED VOTING POWER 4,073,462
	7	SOLE DISPOSITIVE POWER 1,199,316
	8	SHARED DISPOSITIVE POWER 4,073,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,778
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 55,000
	6	SHARED VOTING POWER 4,073,462
	7	SOLE DISPOSITIVE POWER 206,755
	8	SHARED DISPOSITIVE POWER 4,073,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,280,217
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,462
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,462
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,943,403
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,943,403
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,403
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,830,101
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,830,101
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,101
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON PN

Explanatory Note: This Amendment No. 12 to the joint filing on Schedule13G made by Thomas W. Smith and Scott J. Vassalluzzo with the Securities and Exchange Commission relating to the common stock, par value $.01 per share, of Credit Acceptance Corporation, is being filed to add Steven M. Fischer as a joint filer.

ITEM 1.	(a) Name of Issuer:

Credit Acceptance Corporation

(b)	Address of Issuer's Principal Executive Offices:

25505 West Twelve Mile Road,
Suite 3000
Southfield, MI 48034-8334

ITEM 2.	(a) Name of Person Filing:

This Statement is filed jointly by: (i) Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer, each of whom is a private investment manager; and (ii) Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P., each a New York limited partnership for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner (the persons and entities in (i) and (ii) are referred to collectively herein as the "Reporting Persons"). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

(a)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

323 Railroad Avenue
Greenwich, CT 06830

(b)	Citizenship:

Each of Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer is a United States citizen. Idoya Partners and Prescott Associates are New York limited partnerships.

(c)	Title of Class of Securities:

Common Stock, par value $.01 per share

(d)	CUSIP Number:

225310 10 1

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	Thomas W. Smith - 5,272,778 shares; Scott J. Vassalluzzo - 4,280,217 shares; Steven M. Fischer - 3,873,462; Idoya Partners - 1,943,403; Prescott Associates - 1,830,101

(b)	Thomas W. Smith - 17.3%; Scott J. Vassalluzzo - 14.0%; Steven M. Fischer - 12.7%; Idoya Partners - 6.4%; Prescott Associates - 6.0%

(c)
Thomas W. Smith has the sole power to vote or direct the vote of 893,966 shares and the sole power to dispose or to direct the disposition of 1,199,316 shares. Scott J. Vassalluzzo has the sole power to vote or direct the vote of 55,000 shares and the sole power to dispose or to direct the disposition of 206,755 shares. Steven M. Fischer has the sole power to vote or direct the vote and dispose or to direct the disposition of no shares. Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote and to dispose or to direct the disposition of 4,073,462, 4,073,462 and 3,873,462 shares, respectively. Idoya Partners has the sole power to vote or direct the vote and dispose or to direct the disposition of 1,943,403 shares and Prescott Associates has the sole power to vote or direct the vote and dispose or direct the disposition of 1,830,101 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Messrs. Smith, Vassalluzzo and Fischer in the aggregate beneficially own 4,555,287 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts’ shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

                IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 12 to the Statement on Schedule 13G, dated July 11, 2008, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)
Dated: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
                                                By: Thomas W. Smith
                                                 Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner